AB 3/16

KH 3/15

[redacted]

11019959

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2011
WASH, D.C.
200

SEC FILE NUMBER
8- 42393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen C. Ewing & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 North Laura Street, Suite 3625
(No. and Street)

Jacksonville	FL	32202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin C. Bishop, Jr. (904) 354-5573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LBA Certified Public Accountants, PA
(Name – *if individual, state last, first, middle name*)

501 Riverside Ave, Suite 800	Jacksonville	FL	32202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/24

OATH OR AFFIRMATION

I, Benjamin C. Bishop, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen C. Ewing & Co., as of February 25, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman
Title

ALISHA A. GOFF
Comm# DD0825193
Expires 9/22/2012
Florida Notary Assn., Inc

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LBA

501 Riverside Avenue, Suite 800
Jacksonville, FL 32202-4939
Phone: 904.396.4015
Fax: 904.399.4012
www.thelbagroup.com

LBA CERTIFIED PUBLIC ACCOUNTANTS, PA

Report of Independent Certified Public Accountants

To the Board of Directors of
Allen C. Ewing & Co.
Jacksonville, Florida

We have audited the accompanying statement of financial condition of Allen C. Ewing & Co. (the "Company") as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen C. Ewing & Co. as of December 31, 2010, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission on page 12 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

LBA Certified Public Accountants, P.A.

February 25, 2011

ALLEN C. EWING & CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

Assets:		
Cash	$	87,262
Restricted cash		5,000
Accounts receivable		7,880
Other receivables		34,376
Furniture and equipment, net		8,569
Other assets		970
Total assets	$	144,057
Liabilities and stockholder's equity:		
Liabilities:		
Accounts payable and accrued expenses	$	14,721
Deferred rent		21,398
Due to affiliates, net		3,711
Total liabilities		39,830
Stockholder's equity:		
Common stock, $0.10 par value; 15,000 shares authorized; 5,100 shares issued and outstanding		510
Additional paid-in capital		1,057,336
Accumulated deficit		(953,619)
Total stockholder's equity		104,227
Total liabilities and stockholder's equity	$	144,057

See accompanying notes to financial statements.

ALLEN C. EWING & CO.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010

Operating revenues:	
Investment banking fees	$ 669,678
Securities brokerage commissions	173,335
Fund management and administration fees	180,435
Registered investment advisory service fees	33,453
Other	9,547
Total revenues	1,066,448
Operating expenses:	
Commissions and investment services expenses	270,768
General and administrative expenses	842,038
Operating loss	(46,358)
Other income, net	4,019
Loss before income taxes	(42,339)
Income tax expense	(151,728)
Net loss	$ (194,067)

See accompanying notes to financial statements.

ALLEN C. EWING & CO.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31, 2009	$ 510	$ 1,019,558	$ (759,552)	$ 260,516
Capital contribution	-	37,778	-	37,778
Net loss	-	-	(194,067)	(194,067)
Balance, December 31, 2010	$ 510	$ 1,057,336	$ (953,619)	$ 104,227

See accompanying notes to financial statements.

ALLEN C. EWING & CO.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:		
Net loss	$	(194,067)
Adjustments to reconcile net loss to		
net cash provided by operating activities:		
Deferred income taxes		151,728
Rent paid on behalf of the Company		37,778
Depreciation		3,482
Net changes in:		
Restricted cash		45,000
Accounts receivable		(7,880)
Other receivables		(3,248)
Other assets		8,854
Accounts payable and accrued expenses		3,038
Deferred rent		21,398
Due to affiliates, net		(732)
Net cash provided by operating activities		65,351
Cash flows from investing activities:		
Purchase of furniture and equipment		(3,909)
Net increase in cash		61,442
Cash, beginning of year		25,820
Cash, end of year	$	87,262

See accompanying notes to financial statements.

1. Nature of Business

Allen C. Ewing & Co. (the "Company"), a Florida C corporation, is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides full-service securities brokerage and investment banking, which includes advisory services to clients on corporate finance matters, mergers, acquisitions, and valuations of securities for institutions located primarily in the Southeast United States.

The sole stockholder of the Company is Ewing Capital Partners, LLC ("ECP"), a Florida limited liability company.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and accompanying notes are representations of the Company's management. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the presentation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash

Restricted cash is held by the Company for the purpose of complying with the SEC's Uniform Net Capital Rule (Rule 15c3-1). See Note 4.

Accounts Receivable

The Company determines the allowance on its accounts receivable based on historical experience and a review of specific accounts. The Company charges off delinquent accounts when it exhausts its normal collection procedures and it is probable that collection is unlikely. Management determined that no allowance for doubtful accounts was required at December 31, 2010.

Furniture and Equipment

Furniture and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. When items of furniture and equipment are sold or otherwise disposed of, the asset and related accumulated depreciation accounts are eliminated, and any gain or loss is included in operations. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

2. Summary of Significant Accounting Policies (Continued)

Deferred Rent

The Company amortizes the lease payments on the straight-line basis over the term of the lease. The difference between the actual minimum monthly lease payments and the amount expensed is recorded as deferred rent.

Income Taxes

The Company records a deferred tax liability or asset based on the difference between financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Company evaluates its tax positions for any uncertainties based on the technical merits of the position taken in accordance with authoritative guidance. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by taxing authorities.

Revenue Recognition

Investment banking revenues are earned by providing advisory services to clients on corporate finance matters, including mergers and acquisitions and the issuance of public stock. Investment banking revenues are recognized when earned.

Commissions are earned on securities transactions with a clearing broker/dealer initiated on behalf of customers. Additional commissions are also earned on sales of mutual fund shares and variable annuities and are received directly from the related fund or issuer. All commission revenue is recognized as income when earned.

Subsequent Events

The Company has evaluated events through the date of the report of independent certified public accountants, the date which the financial statements were available to be issued.

3. Related Party Transactions

ECP owed the Company $21,355 at December 31, 2010. The balance is due on demand and does not accrue interest.

The Company manages an investment fund, Ewing Emerging Financial Institution Fund I, LP ("Fund I") that invests in the shares of DeNova Banks in Florida and the Southeastern United States. Certain officers of the Company are officers of the General Partner of Fund I, and are also investors in the fund. Pursuant to its management agreement with Fund I, the Company received $80,572 in advisory fees for the year ended December 31, 2010.

3. Related Party Transactions (Continued)

The Company manages a second investment fund, Ewing Emerging Financial Institution Fund III, LP ("Fund III") with similar investment criteria and objectives as Fund I. Certain officers of the Company are officers of the General Partner of Fund III. Pursuant to its management agreement with Fund III, the Company received $99,863 in advisory fees for the year ended December 31, 2010.

The General Partner of both Fund I and Fund III is Ewing Emerging Financial Institution Fund GP, LLC. The sole member of the General Partner is the Company.

ECP paid certain rent expenses on behalf of the Company totaling $37,778, which is reflected as a capital contribution in the financial statements.

The Company charged Ewing Loan Advisors, Inc. ("ELA"), an affiliate through common ownership, $36,000 for ELA's proportionate share of the rent and overhead costs for shared facilities in the Jacksonville office. At December 31, 2010, the Company owed ELA $3,066.

At December 31, 2010, the Company had an accrued liability to an officer of the Company for $22,000 for unreimbursed expenses, and a receivable due from an employee of $13,131. The balances are due on demand and do not accrue interest.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital of $5,000, and a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. The SEC is empowered to restrict the Company's business activities should it not meet these requirements.

At December 31, 2010, the Company had net capital, as defined, of $81,557, which was $76,557 in excess of its required net capital of $5,000 at 100% and $75,557 at 120%. At the same date, the Company's ratio of aggregate indebtedness to net capital was .49 to 1. Accordingly, the Company was in compliance with the net capital requirements.

5. Income Taxes

The components of the Company's deferred tax asset consisted of the following at December 31, 2010:

Net operating loss	$ 303,453
Deferred rent	6,940
Other	6,086
Valuation allowance	(316,479)
Deferred tax assets, net	$ -

5. Income Taxes (Continued)

Based on the available objective evidence, the Company believes it is more likely than not that the deferred tax assets will not be realizable. Accordingly, the Company provided for a full valuation allowance against its deferred tax assets at December 31, 2010. The Company has total net operating loss carryforwards available to offset future taxable income of approximately $936,000. To the extent not used, these loss carryforwards will begin to expire in 2023.

The income tax provision differs from amounts computed by applying the federal statutory income tax rate to pretax loss as follows for the year ended December 31, 2010:

Tax benefit using federal statutory rate	$ (6,351)
State income tax benefit, net of federal tax effect	(1,746)
Change in valuation allowance	164,751
Other	(4,926)
Income tax expense	$ 151,728

6. Commitments and Contingencies

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of cash. Cash balances are exposed to credit risk since the Company periodically maintains balances in excess of federally insured limits. The Company does not believe it is exposed to any significant credit risk on these deposits.

Revenues from one customer accounted for 11% of total revenues during 2010.

Leases

The Company leases certain equipment and facilities under non-cancelable operating lease agreements that expire at various dates through 2014. The lease expense was $204,429 for the year ended December 31, 2010.

Future minimum lease payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year consisted of the following at December 31, 2010:

2011	$ 122,350
2012	87,262
2013	46,717
2014	2,745
Total minimum lease payments	$ 259,074

Total future rental payments under operating leases have not been reduced by $5,570 of sublease rental payments to be received in the future under non-cancelable subleases.

6. **Commitments and Contingencies** (Continued)

Litigation

In the ordinary course of business, the Company is involved in various legal proceedings. During the year, the Company had been named as a defendant along with other parties in two lawsuits which were subsequently withdrawn or dismissed. As of December 31, 2010, the Company is not involved in any legal proceedings.

SUPPLEMENTAL INFORMATION

ALLEN C. EWING & CO.
COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Net capital:	
Stockholder's equity	$ 104,227
Less: fixed and other non-allowable assets	(22,670)
Net capital	$ 81,557
Minimum net capital required	$ 5,000
Excess net capital	$ 76,557
Excess net capital at 120%	$ 75,557
Aggregate indebtedness – accounts payable and other liabilities	$ 39,830
Ratio: aggregate indebtedness to net capital	.49 to 1

LBA

501 Riverside Avenue, Suite 800
Jacksonville, FL 32202-4939
Phone: 904.396.4015
Fax: 904.399.4012
www.thelbagroup.com

LBA Certified Public Accountants, PA

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors of
Allen C. Ewing & Co.
Jacksonville, Florida

In planning and performing our audit of the financial statements of Allen C. Ewing & Co. (the "Company") as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LBA Certified Public Accountants, P.A.

February 25, 2011

Allen C. Ewing & Co.

Financial Report

Year Ended December 31, 2010

ALLEN C. EWING & CO.

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